# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LexinFintech Holdings Ltd., CIK 0001708259
CUSIP: 528877103
Title of class of securities: Ordinary shares
Address of issuer's principal executive offices: 27/F, CES TOWER, 3099 KE YUAN SOUTH ROAD, 27/F, CES TOWER, 3099 KE YUAN SOUTH ROAD, SHENZHEN, China (F4), 518057
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-18-007785
Filed by CIK 0001730801

## Reporting persons
- Xiao Wenjie: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 85,241,213; shared voting power 0; sole dispositive power 85,241,213; shared dispositive power 0; aggregate amount beneficially owned 85,241,213 (25.8% of the class)
  Comment: Represents (i) 6,689,076 ADSs, representing 13,378,152 Class A ordinary shares and 71,342,227 Class B ordinary shares held by The JX Chen Family Trust through Installment Payment Investment Inc., a company incorporated under the laws of the British Virgin Islands as of March 18, 2026; (ii) 87,500 Class A ordinary shares directly held by Mr. Xiao as of March 18, 2026; and (iii) 433,334 Class A ordinary shares issuable to Mr. Wenjie Xiao upon exercise of options granted to him within 60 days after March 18, 2026. The beneficiaries of The JX Chen Family Trust are Mr. Jay Wenjie Xiao and his family and therefore, Mr. Xiao may be deemed to be the beneficial owner of the shares held by Installment Payment Investment Inc. through the trust.
- Installment Payment Investment Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 84,720,379; shared voting power 0; sole dispositive power 84,720,379; shared dispositive power 0; aggregate amount beneficially owned 84,720,379 (25.7% of the class)
  Comment: Represents 13,378,152 Class A ordinary shares and 71,342,227 Class B ordinary shares.

## Item 1. Issuer
Name of issuer: LexinFintech Holdings Ltd.
Address of issuer's principal executive offices: 27/F, CES TOWER, 3099 KE YUAN SOUTH ROAD, 27/F, CES TOWER, 3099 KE YUAN SOUTH ROAD, SHENZHEN, CHINA, 518057

## Item 2. Person Filing
Name of person filing:
Wenjie Xiao
Installment Payment Investment Inc.
Address of principal business office or, if none, residence:
Wenjie Xiao
c/o 27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518057
People's Republic of China

Installment Payment Investment Inc.
c/o 27/F CES Tower
No. 3099 Keyuan South Road
Nanshan District, Shenzhen 518057
People's Republic of China
Citizenship:
Wenjie Xiao - People Republic of China;
Installment Payment Investment Inc. - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 85,241,213
Percent of class:
25.8%, based on 329,576,547 ordinary shares outstanding as of February 28, 2026, comprising of (i) 258,234,320 Class A ordinary shares, and
(ii) 71,342,227 Class B ordinary shares, as reported in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2025.
Sole power to vote or to direct the vote: 85,241,213
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 85,241,213
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Xiao Wenjie: /s/ Xiao Wenjie, Xiao Wenjie (05/15/2026)
- Installment Payment Investment Inc.: /s/ Xiao Wenjie, Xiao Wenjie, Director (05/15/2026)